Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05009302

22 June 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	18,334 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18,334 on 22/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,779,852	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,493,550	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,332 @ $33.20 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8,332 on 21/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,761,518	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,511,884	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 June 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

20 June 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 17th June 2005, was 0.044%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,132
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,668 @ $23.94 each 2,000 @ $24.20 each 5,000 @ $28.39 each 1,966 @ $30.51 each 12,500 @ $31.48 each 6,666 @ $34.71 each 8,332 @ $34.82 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	48,132 on 20/6/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	224,753,186	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,525,216	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has is sued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,592
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	32,100 @ $23.94 each 1,666 @ $24.20 each 1,666 @ $24.98 each 5,132 @ $30.51 each 3,332 @ $32.77 each 11,364 @ $34.71 each 3,332 @ $35.24 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	58,592 on 17/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,705,054	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,573,348	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has is sued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,294
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,000 @ $23.94 each 11,764 @ $30.51 each 23,198 @ $34.71 each 8,332 @ $35.95 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	50,294 on 16/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,646,462	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,631,940	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==


Macquarie Bank Limited
Treasury and Commodities Group
Operational Briefing
Presentation to Investors and Analysts
16 June 2005


Speakers
Time
Presenter
10.05 – 10.25
Group Head – Treasury & Commodities (Including Energy Markets)
Andrew Downe
10.25 – 10.45
Metals & Energy Capital
Gavin Bradley
10.45 – 11.05
Debt Markets
Paul Bide
11.05 – 11.25
Break
11.25 – 11.45
Foreign Exchange
Simon Wright
11.45 – 12.05
Agricultural Commodities
Peter Thomas
2


Macquarie Bank Limited
Treasury and Commodities Group
Operational Briefing
Andrew Downe
Group Head
3


Treasury & Commodities Group
→Activities include trading in a broad range of financial markets including commodities, futures,debt and foreign exchange
→Focus is on selective geographic expansion and continued product innovation in chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows
→13% contribution to MBL profit* for year ended March 2005
→390 professionals across 6 continents
London
New York
Charleston
Houston
Seoul
Hong Kong
Sao Paulo
Johannesburg
Perth
Brisbane
Sydney
Melbourne
4


Treasury & Commodities Group
Total Staff
Number of Staff
400
300
200
2000
2001
2002
2003
2004
2005
5


Treasury & Commodities Group
Net Income
200% growth over 5 years
Index
400
300
200
100
0
2000
2001
2002
2003
2004
2005
Profit (Indexed 2000 = 100)
6



Treasury & Commodities Group
Diversity of Income
Foreign Exchange
Debt Markets
Treasury
Metals & Energy Capital
Futures
Agricultural Commodities
Energy Markets
Central & International
7



Treasury & Commodities Group
Credit Risk - Flat
Total credit reserve
Market Risk - Low and Flat
Total daily price volatility
8



Risk management
→ Appropriate controls in place
→Independent credit risk sign-off
→Market risk limits
→New product approval process
→Operational risk standards
→Separate centralised settlements
→Separate legal and prudential function
9



Overall Treasury & Commodities Outlook
As indicated in MBL result announcement for year ended 31 March 2005:
→ Maintain strong domestic market positions
→ Continue to expand existing and new businesses offshore – future contribution subject to market conditions
→ Repeating strong result next year dependent on operating conditions
10



Energy Markets Division
→ Established in 2002
→ Substantially increased performance in 2005
→Continued client growth
→Producers and airlines dominant
→Growth in consumer and utility business
→Combination of types of transactions – flow clients, structured deals
→China Aviation a negative
11



Energy Markets Division
→ Increased growth in headcount in the business
→From 3 in 2002 to 20+ in 2005
→ Internally built systems consistent with other treasury and commodities businesses
→ Oversight by Risk Management Division for key risks (operational, market and credit)
→ Strong synergies with other Macquarie and treasury and commodities businesses – particularly Metals and Energy Capital and Agricultural Divisions Index business
12


Energy Markets Division
Composition of Client Trades
Growth in number of transactions
Utility
Shipping
Refinery
Producer
Consumer
Airline
2003
2004
2005
2006
(annualised)
13


Energy Markets Division
Market Conditions
→ Largest global commodity market
→ Oil prices at all time highs in nominal terms
USD/BBL
60
50
40
30
20
10
0
6/09/2000
06/13/2001
06/19/2002
06/23/2003
06/28/2004
14


Energy Markets Division
Market Conditions
→ Significant dislocation in other related markets
→ Coal near all time high prices
→ Freight costs very volatile and recent record highs
→ US natural gas price volatility increasing in high price ranges
→ Increased flow of funds into Alternative Asset Classes
→ Estimates of between $US40b - $US60b invested in commodity funds or indices; 25-50% of that in the energy sector
15


Energy Markets Division
Market Conditions
→ Increased Competition by new entrants for pure derivatives business
→ Positive - Macquarie timed entry well into the market place, about 1-2 years ahead of competitors, with an established team and product capability
→ Negative - staff hiring challenge and competition for business
16


Energy Markets Division
Growth & Opportunities
→ Still only at the beginning of the opportunities in this market
→ Initial years building a good market reputation with counterparties and clients, and growing the capability
→ Push into "quasi-financial" physical markets
→ Obtained a physical gas shipping license in the UK
→ Looking at opportunities in the US in natural gas
→ Move to expand trading and marketing to other locations
→ Increased hiring of staff in the US
→ Moving some trading resources to the US and Asia
17


Energy Markets Division
Customers & Products
fuel oils
Retail
Miner
Generator
electricity
coal
Manufacturer
Gas Utility
sales gas
nat gas
US hubs
NBP
Formula
Euro hubs
LNG
Petrochem
chemicals
plastics
LPG
naphtha
jet
Airline
Producer
gasoline
Road/Rail
diesels
crudes
IPE Brent
Dated Brent
WTI
other
gas oil / heating oil
Heat
Refiner
fuel oils
Shipping
bitumen
Roadmaker
18



Energy Markets Division
Growth & Opportunities

- Look to adjacent markets for opportunities
  - Coal
  - Power
  - Freight
  - Emissions
- Key challenge for growth is marrying Macquarie culture with external skills



Macquarie / ADCB
Financial Products Joint Venture

The Opportunity

- Abu Dhabi is the wealthiest emirate in the United Arab Emirates (UAE), owning over 95% of the country's oil reserves
- Demand for financial derivative product in the region is increasing significantly as the Gulf Cooperation Council countries experience unprecedented growth, boosted by significant investment on infrastructure, industry and and real estate in the region
- Many international banks operate in the region on a fly-in, fly-out basis, or have minimal (branch) representation
- Macquarie has chosen to partner with Abu Dhabi Commercial Bank (ADCB), the 3rd largest local bank in the UAE to extend Macquarie's treasury and commodities products directly to ADCB's customers



Macquarie / ADCB
Financial Products Joint Venture

Scope of the Joint Venture

- Commitment for 10 years
- Macquarie have seconded staff into ADCB to market, execute and manage all risk associated with the business
- The FPJV offers:
  - Treasury derivative products to ADCB's non-retail customer base: *principally FX and interest rate derivatives*
  - Commodity derivative product to ADCB's non-retail customer base: *principally energy, metals and agricultural commodities*
  - Investor products to ADCB's corporate and high net worth: *principally commodity index product*



Macquarie Bank Limited Treasury and Commodities Group Operational Briefing

Gavin Bradley

Co-Head
Metals and Energy Capital Division



Metals and Energy Capital
Business Snapshot

- 55 staff in Sydney, Perth, London, Houston, NY and shortly Vancouver
- Historically most profitable business in T&C (formerly known as Metals and Mining)
- Full service provider to Metals and upstream Oil and Gas markets
  - Finance – on balance sheet senior debt, mezzanine & equity
  - Hedging – (oil and gas in conjunction with Energy Markets division)
  - Trading – market making and book management
  - Other – banking services and some structured finance







Metals and Energy Capital
Key Drivers of 2005 Result

- The contribution from the Division improved on strong result of prior year, after excluding $A37.5m profit from realisation of the East African Gold Mines investment in prior year
- Costs up marginally on international growth, but cost base relatively fixed going forward
- Cyclical business
  - Finance / Hedging
  - Trading
  - Equity
- Increasing importance of mezzanine/equity business, successful "value investor", a "business hedge" and an origination tool for other business



Metals and Energy Capital
Key Drivers of 2005 Result



- Closure of two larger metals project finance deals (Red Back and Tritton) together with a number of smaller transactions
- Strong trading book performance up 20%, precious metals trading up 46%, in volatile but sometimes difficult trading conditions in Asia
- One significant credit loss, Sons of Gwalia, now sold to an unrelated party
- 100% profit growth in oil and gas, around 1/3 of total Division income in third year of operation from a 2002 start
- Asset realisations below expectations due to timing issues but unrealised gains exist at 31 March 2005

25

Metals and Energy Capital
Composition of Revenue



Index 2001 = 100
180
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
Energy Capital
Equity Realisations
Base Metals
Precious Metals

26

Metals and Energy Capital
Strategic Growth Initiatives - Equity



- Historically introduced to opportunities through existing or prospective banking relationships
- Information flow and infrastructure exists within project finance team ie industry data base, technical skills base, transaction closing ability



- A value investor looking for undervalued assets or value add development opportunities, avoiding pure commodity price opportunities



- Preferred structure is convertible debt although investments structures vary considerably depending on circumstances
- Currently have a number of individual investments of varying size

27

Metals and Energy Capital
Strategic Growth Initiatives – Energy Capital



- Business established in 2002 with 3 oil and gas mezzanine specialists, one expat T&C "integration agent", management and back office support from Sydney
- An adjacent opportunity to metals finance / hedging, initially focussing on small to mid cap upstream domestic exploration & production companies
- Initial market opportunity in the mezzanine space with the collapse of the merchant energy sector - Enron, Aquila, Mirant etc
- Now 11 staff in Houston, 1 in Sydney and 2 to start in London
- Pursuing a proportion of better quality credit transactions as risk capital has returned to the mezzanine and private equity market segment
- Short to medium term strategy
  - Diversify the product offering
  - Expand geographically

28

Metals and Energy Capital
Deal locations

International income 70%,
Up marginally on pcp



Denotes deals completed

29

Metals and Energy Capital
Case Study – PetroQuest Energy LLC



- *PetroQuest is a mid cap oil and gas producer based in Lafayette, Louisiana* with onshore and offshore Gulf of Mexico interests
- *The company had experienced a series of exploration and development* failures in 2002 and its market cap had fallen from $US300m-$US95m by 2003
- Energy Capital provided hedging and a $US15m subordinated loan ranking behind a $US13m conforming loan to fund a development program in 2004
- 21 economic and 3 dry wells were drilled from 2003, materially increasing attributable production and reserves
- PetroQuest further geared the expanding cashflow and reserves base to make 6 strategic acquisitions
- Debt refinanced with $US125m 2012 Secured Note issue, at that point senior and Macquarie sub debt had grown to $US68m and $US20m respectively
- Macquarie received warrants for the initial financing, converted to 1.5m shares, via a costless exercise, with a market value of $A11m

30



Metals and Energy Capital
Case Study – Red Back Mining Inc

- Initial equity investment in 1998 after encouraging exploration results at Chirano gold prospect in Ghana
- Provided a $A3m convertible loan facility to fund purchase of second hand plant, now repaid
- Redomiciled to Vancouver from Perth, new CEO appointed
- August 2004 provided $US33m senior and $US10m mezzanine project development facility with associated gold hedging, supported by political risk insurance
- Sold down half the senior debt to an African focussed European bank
- First gold production expected September 2005
- Macquarie currently holds 17.4% of Red Back (undiluted) plus warrants, with a total market value of $A24m (as at April 2005)

31



Metals and Energy Capital
Market Conditions

- Metals finance / structured hedging markets are mature and at a cyclical low point or competitive high point. Many competitors have rationalised or exited
- Private equity and competitors returning to the Oil and Gas market, however:
  - Target US domestic mezzanine / private equity market is in the order of $US2b/annum
  - Potential customer pool of circa 4,000 oil and gas companies in the US alone
  - M&A deal flow remains strong, up around 40% on 2004
- Equity markets have retreated from recent highs, however M&A activity has risen giving the potential for significant gains in 2006
- Market conditions are likely to remain tough in the more mature financing / hedging part of our business but positive for energy and equity realisations

32


Macquarie Bank Limited
Treasury and Commodities Group
Operational Briefing
Paul Bide
Division Head – Debt Markets
33


Debt Markets
Revenue
Index (1998=100)
900
800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
2004
2005
→BT Australia acquisition in 1999
34


Debt Markets
Headcount
Number of People
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
2005
35


Debt Markets
Key Facts
50 front office staff globally - 20 origination, 9 sales, 7 structured/derivatives, 6 research, 4 fixed income trading and others
3 London - 2 sales, 1 origination
1 New York - 1 origination (since 2004/05)
2 South Africa – 2 origination in joint venture with ABSA Bank
Key Products
mortgage backed securities, government and corporate bonds, swaps, options, inflation linked securities, credit structuring/derivatives
36







Debt Markets

- **Client Base**
  - predominantly investment grade, funds management institutions, insurance, banks, pension funds, non-bank and bank mortgage/asset originators, infrastructure projects, *predominantly Australian.*
  - Wholesale customers only
- **Growth Areas**
  - predominantly offshore, with adjacent Macquarie businesses - *corporate finance, equity capital markets, retail*
- **New Product Focus**
  - New asset classes
  - Asian credit, US and UK theatres



Debt Markets
Activities

- Origination and structuring: structurers, traders, distribution, ratings agencies, investors, analysts
- Bookrunning: government bonds, repos, corporate bonds, credit derivatives, swaps and options
- Research: mortgage backed research, relative value, deal based, thematic
- Distribution and sales: marketing, roadshows, business development, product education





Debt Markets
Operational Focus

- All debt, credit and interest rate trading, origination, structuring and placement functions are within the Division
- Investment in and maintenance of research, distribution and origination infrastructure is paramount
- Partnerships are formed with other Macquarie business units to maximise opportunities
- Avoids areas of comparative disadvantage
- Transparent and consistent mission, discipline and accountability
- Looking for growth offshore







Debt Markets
Awards & Deals

- Debt House of the Year
  - INSTO Awards 2004
- *Mortgage-Backed Securities House of the Year*
  - INSTO Awards 2004
- Peter Lee Associates Investor Survey 2004 (formerly Greenwich Associates)
  - Best Asset-Backed Research
  - Highest Asset-Backed Market Penetration
  - Best Liquidity in CPI-Linked Securities
- Derivatives House of the Year Australia 2004
  - Asia Risk Magazine





Debt Markets
Deals done – June 2004-May 2005

Issuer	MBL Role	Deal Type	Deal Size
Liberty Funding Series 2004-1	Joint Lead Manager	MBS	$1.1 billion
PUMA Masterfund P10 Series A	Joint Lead Manager	MBS	$1 billion
Firstmac Series 2-2004	Lead Manager	MBS	$500 million
REDS EHP Trust, 2004-1	Lead Manager	ABS	$223 million
Apollo Series 2004-2	Joint Lead Manager	MBS	$700 million
Sydney Airport	Lead Manager	Indexed Bonds	$150 million
Interstar NIM Master Trust Series 2004-1	Lead Manager	MBS NIM	$180 million
PUMA Masterfund P10, Series B	Joint Lead Manager	MBS	$750 million
Interstar 2004-5	Joint Lead Manager	MBS	$750 million
Prime Realty Obligors Packaged Securities – ABSA Bank	Lead Manager	ABS	$175 million
Macquarie International Finance	Lead Manager	Floating Rate MTNs	$250 million
SMHL Securitisation Fund 2005-1	Co-Manager	MBS	$750 million
PUMA Masterfund P10, Series C	Joint Lead Manager	MBS	$750 million
REDS Series 2005-1	*Lead Manager*	*MBS*	*$802 million*
Macquarie Bank	Co-Manager	Subordinated Notes	$435 million
ABN AMRO Bank N.V.	Co-Manager	Fixed & Floating Rate MTNS	$1 billion
Firstmac Series 1-2005	Lead Manager	MBS	$520 million
SMHL Securitisation Fund 2005-2	Lead Manager	MBS	$1.1 billion
PUMA Masterfund S-2, Series A	Joint Lead Manager	MBS	$1 billion





Debt Markets
INSTO league tables: 1 Jan 2004 – 31 Dec 2004

PUBLIC DOMESTIC TOTAL SUPPLY (Plain Vanilla + ABS) (incl self-led deals)			
Rank	Bookrunner	$Am	Deals
1	Commonwealth Bank of Australia	8,496	35
2	Westpac Institutional Bank	7,674	35
3	National Australia Bank	6,539	30
4	ABN AMRO	6,469	25
5	Deutsche Bank	5,158	21
6	Macquarie Bank	4,934	17

PUBLIC DOMESTIC NON GOVERNMENT BOND LEAGUE TABLE (incl self-led deals)			
Rank	Bookrunner	$Am	Deals
1	Commonwealth Bank of Australia	6,989	31
2	National Australia Bank	4,635	21
....	....	....	....
10	UBS	2,193	10
11	Deutsche Bank	1,817	10
12	Macquarie Bank	835	4


Debt Markets
INSTO league tables: 1 Jan 2004 – 31 Dec 2004
43

PUBLIC DOMESTIC ASSET-BACKED LEAGUE TABLE (incl self-led deals)			
Rank	Bookrunner	$Am	Deals
1	Westpac Institutional Bank	4,328	13
2	Macquarie Bank	4,099	13
3	Deutsche Bank	3,342	11

ALL AUSTRALIAN ISSUER ASSET-BACKED LEAGUE TABLE (incl domestic & offshore deals)			
Rank	Bookrunner	$Am	Deals
1	Deutsche Bank	13,802	20
....	....	....	....
6	Macquarie Bank	4,099	13


Debt Markets
→ Where to?
→ Asian footprint expanded
→ Korea (>Taiwan>China)
→ expanding $A/$US investor base
→ New York and London
→ Energy and commodities link
→ "Bespoke" structuring assignments
→ Domestic
→ Strong research & development culture/structuring
→ Retirement and investment products
44


Debt Markets
Market Conditions
→ Ongoing new entrants to capital markets via "bundling" with banking products
→ Mortgage financing in capital markets is a mature, commoditised market
→ Government, semi and corporate bonds very commoditised
→ Market share growth in Australia unlikely for incumbents
→ Superannuation and wealth management industries should suit those with structuring and retail links
→ Corporate activity dependent
45


Macquarie Bank Limited
Treasury and Commodities Group
Operational Briefing
Simon Wright
Division Head – Foreign Exchange
46


Foreign Exchange
Structure
Spot Trading
Derivatives Trading
Corp / institutional sales
Structured products
47


Foreign Exchange
Spot Trading
→ AUD and NZD specialist
→ Interbank price makers in both
→ G7 pricing and trading
→ International sales
→ Internet businesses (Matsui Securities)
→ 24 hour full service
→ 19 staff (trading and sales)
48


Foreign Exchange
Corporate Desk
→ Domestic distribution to corporates and institutions
→ Selling spot, forwards, currency options
→ 24 hour full service
→ 5 staff
49


Foreign Exchange
Derivatives Trading
→ Forwards trading
→ AUD and NZD specialists
→ G7 pricing and trading
→ Loans and deposits book management
→ Cross currency swaps
→ Currency options
→ Management of exotics
→ 24 hour trading
→ 7 staff
50


Foreign Exchange
Structured Products
→ Tailoring of term hedging solutions
→ Domestic and international corporates and institutions
→ Selective lending to key relationships
→ Dedicated quantitative resources
→ 3 staff
51


Foreign Exchange
Strategy
→ Diversity
→capture as many products and markets within franchise as possible
→adopt two distinct business models within FX
→ Sustainability
→by taking a portfolio approach to business
→ Accountability
→each desk is fully costed
→each trader/sales person is net revenue responsible
→strong cost management ethos
→strong risk management culture
52


Foreign Exchange
Strategy cont.
→ Growth
→ continue to increase volumes through reciprocal relationships
→ role out of Matsui/internet model
→ continue to make limits portable to those markets that have biggest margins/opportunities
→ continue to build international customer base
→ continue to be opportunistic
→ growth only to be measured in terms of net revenue
53


Foreign Exchange
Drivers of Business
→ External
→Volatility
→Liquidity
→Regulatory environment
→Credit lines
→ Internal
→Balance sheet/limits
→Culture/staff
→Systems
54


Foreign Exchange
Matsui Securities Co Ltd
(Business Alliance)
→ Partnership commenced in 2001
→ Internet trading platform
→ Retail client base
→ Based in Japan
→ Partner with Japanese securities house
→ Platform built in-house
→ Fitted into strategy satisfying both diversity and growth criteria
→ Portable technology offering
→ Excellent profit growth
→ Sustainable outlook
55


Foreign Exchange
Matsui Growth in Turnover
Index
400
300
200
100
0
2002
2003
2004
2005
Turnover (Indexed 2002 = 100)
56


Foreign Exchange
Matsui Revenue
Index
300
200
100
0
2002
2003
2004
2005
Revenue (Indexed 2002 = 100)
57


Foreign Exchange
Physical Settlements
Index
200
175
150
125
100
75
2002
2003
2004
2005
Physical Settlements in AUD (Indexed 2001 = 100)
58


Foreign Exchange
Revenue
Index
250
200
150
100
50
0
2001
2002
2003
2004
2005
Revenue (Indexed 2001 = 100)
59


Foreign Exchange
Market Conditions
→ Good volatility
→ Strong liquidity
→ Cheap liquidity
→ Rationalised competition
→ Improved credit appetite both inward and outward
→ Increasing global volumes
60


Macquarie Bank Limited
Treasury and Commodities Group
Operational Briefing
Peter Thomas
Division Head – Agricultural Commodities
61


Agricultural Commodities
→ Four principal activities:
→ Over The Counter (OTC) Products
→ Commodity Investor Products
→ Physical Cotton
→ Commodity Finance
→ MAP Marine
→ Global business, very little activity domestically
62


Agricultural Commodities
Staff Locations
Arctic Ocean
LONDON
4
Europe
Asia
North America
13
NEW YORK
Atlantic Ocean
7
CHARLESTON
Africa
Pacific Ocean
Pacific Ocean
South America
11
SAO PAULO
Southern Ocean
Indian Ocean
13
SYDNEY
1
MELBOURNE
63


Agricultural Commodities
Revenue
Index
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
Revenue (Indexed 2000 = 100)
64


Agricultural Commodities
OTC Products
→ OTC risk management products for producers, consumers, merchants
→ Swaps, vanilla options, exotic options
→ Agricultural Risk Management vs Financial Markets
→ Underdeveloped
→ Mainly via futures markets which are:
→ Relatively illiquid
→ Short dated
→ Above points compounded for exchange traded options
→ Rigid in nature – tailor your risk to the solution
65


Agricultural Commodities
OTC Products
→ Appeal of Agricultural OTC products
→ Term
→ Relative liquidity
→ A suite of options and swap products, hence creative solutions
→ Tailor your solution to the risk
→ Macquarie advantage
→ Financial markets technology
→ 15 years experience managing complex agricultural risk
66




Agricultural Commodities
Commodity Investor Products

- → Provision of OTC products on various commodity indices
  - → Eg: GSCI, DJAIG
- → Suite of OTC products – swaps, options, exotic options
- → Commodities as an asset class
  - → Gaining acceptance over past 15 years
  - → *Studies show commodities negatively correlated with equities & bonds while having similar risk premium as equities*
  - → Increase in momentum over last 18 months
- → Agricultural Commodities leveraging its technology and market skills to service the growing demand in this sector
- → Agricultural commodities the most illiquid and difficult component of a general commodity index
  - → Well equipped via our experience in agriculture to compete in this sector



Agricultural Commodities
Commodity Investor Products

- → Competitors target large vanilla swaps
- → We target small structured transactions
  - → Comparative advantage via our experience in illiquid agricultural markets
- → Investible funds in commodity indices estimated at $US55b
- → Deals done in US, Europe, South America and Asia
- → Pricing in London, distribution in London and NY
- → Plan to fill in distribution & pricing "gap" in Asia shortly
- → Look to expand to provide out performance products vs bonds & equities



Agricultural Commodities
Physical Cotton

- → Merchant
  - → Buy from producers
  - → Warehouse cotton price risk
  - → Sell to consumers
- → Big issue – warehousing price risk
  - → Not dissimilar from other financial market activities
- → Source from four markets
  - → US, Brazil, Australia, West Africa
- → Destination markets largely Asia
  - → China's share growing strongly





Agricultural Commodities
Physical Cotton



- → Macquarie Cotton exported approx. 1.15 million bales in 2004/05
  - → 5th-6th largest exporter of US cotton



- → Competitive advantage by applying financial industry technology and standards in risk management and credit
  - → Considerable balance sheet advantage vs other medium sized merchants
- → Cotton sourcing advantages
  - → Brazil via offering integrated finance and risk management solutions
  - → Australia due to first rate agent network
- → *Year ahead – looking to extract the advantages of a truly global sourcing capability*



Agricultural Commodities
Commodity Financing

- → Lever to other business
- → Cater to clients principal concerns:
  - → Production and sale of commodity
  - → Commodity price
  - → Procuring necessary funding to produce and sell
- → Macquarie provides a total solution
  - → Lend against liquid commodities as collateral
  - → Provide hedges to protect loan and thus commodity price risk
  - → Purchaser of commodities
    - → Eg: Pre-export cotton finance





Agricultural Commodities
Commodity Margin Lending



- → New initiative
- → Part of full service to clients
- → Focus on the US
  - → *Large market*
- → Like equities and bonds, commodities are a liquid form of collateral
- → *Macquarie provides an integrated financing and hedging solution*



Agricultural Commodities
Market Conditions



- OTC Products
  - Markets inherently volatile, season dependant
  - Few competitors
  - Product cycle
- Commodity Investor Products
  - Heightened index volatility, energy prices
  - Competition growing
- *Physical Cotton*
  - Particularly volatile in past year
  - China
  - Established competitors
- Commodity Finance
  - Increasing competition
  - Falling credit spreads

Agricultural Commodities
MAP Marine



- Stand alone, MBL has minority position
- Trades dry bulk freight and provides dry bulk chartering services
- Managed by experienced freight operator
- Synergies with Agricultural and Base Metals clients
- Macquarie brings risk management and trading technology, plus potential clients
- Partner brings 20 years hands on experience
- *Objectives:*
  - Obtain transaction and trading benefits by bringing financial market technology to the relatively underdeveloped freight market
  - *Broaden our full service offering to clients*



Glossary

ABS	Asset Backed Securities
ADCB	Abu Dhabi Commercial Bank
AUD/$A	Australian dollar
BT	Bankers Trust
CPI	Consumer Price Index
DJAIG	Dow Jones AIG Commodity Index
FX	Foreign Exchange
GSCI	Goldman Sachs Commodity Index
M&A	Mergers and Acquisitions
MBL	Macquarie Bank Limited
MBS	Mortgage Backed Securities
MTN	Medium Term Notes
NIM	Net Interest Margin
OTC	Over the Counter
pcp	Prior Corresponding Period
T&C/TCG	Treasury and Commodities Group

Australian Securities & Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
MACQUARIE BANK LIMITED

ACN/ARBN/ARSN/ABN
008 583 542

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MACQUARIE BANK LIMITED

ASIC registered agent number (if applicable)
17290

Telephone number

Postal address
LEVEL 15 1 MARTIN PLACE
SYDNEY NSW 2000

Please provide an estimate of the time taken to complete this form.
0 hrs 10 mins

1 Details of original documents

Form number
See "Annexure A"

Form title

Document number (Number allocated by ASIC)
000670599

Date of lodgement
[D D] / [M M] / [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a date of change. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity)

Please be advised that Allan Edward Moss was appointed as a Director of Macquarie Bank Limited on 26 June 1989.

Please refer to the attached Annexure (Board Minutes)

Please update your records to include this

Signature

This form must be signed by a current director or secretary of the company.

I certify that the information in this form is true and complete.

Name

DENNIS LEONG

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

1 6 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

"ANNEXURE A"

MACQUARIE BANK LIMITED

MINUTES OF A MEETING OF DIRECTORS HELD AT
LEVEL 26, 20 BOND STREET, SYDNEY
ON MONDAY, 26 JUNE, 1989 AT 2.00 P.M.

PRESENT:

Mr. D.S. Clarke (Chairman)
Mr. A.R. Berg
Mr. S.P. Charles
Mr. P.W. Gardiner
Mr. W.J. Gerahty
Mr. F.G. Hilmer
Mr. M.R.G. Johnson
Mr. J.F. Kirk
Mr. R.J. Lamble
Mr. A.W. Ogilvy
Sir Roderick Proctor

This is the annexure of 4 pages marked Annexure A referred to in the Form 492 signed by me and dated 16/5/05.

Secretary

IN ATTENDANCE:

Mr. M.G.A. Smith (Company Secretary)
Mr. M. Anderson (Hill Samuel Bank - New York)

APOLOGIES:

Mr. C.N.A. Castleman
Mr. H. Donaldson
Mr. B.N. Kelman
Mr. A.E. Moss

APPOINTMENT OF VOTING DIRECTORS:

Directors noted that the Bank's members had approved an amendment to the Articles of Association to permit the appointment of an additional two Voting Directors. Therefore, it was RESOLVED that Messrs. F.G. Hilmer and A.E. Moss be appointed Voting Directors of Macquarie Bank Limited with immediate affect.

MINUTES:

Directors confirmed the Minutes of the Meeting of Directors held on 22 May, 1989 and noted Minutes of the Executive Committee Meetings held on 15 May, 1989, 29 May, 1989, 5 June, 1989 and 13 June, 1989.

Mr. Charles declared his interest in the Pacific Assets joint venture discussed in the meeting on 29 May, 1989. Following discussion on the Management Accounts Tax Rates (as detailed in the meeting on 13 June, 1989) a detailed paper will be distributed to the Board.

Directors also noted the minutes of the meeting of the Board Audit Committee held on 19 May, 1989.

SEAL REGISTER:

Directors noted the use of the Common Seal as described in Seal Register entries Nos. 3373 to 3469.

DIRECTORS' INTERESTS:

The Board noted the following changes in Director's interests:

1. Mr. Johnson has been appointed a Director of Santos Limited.

2. Mr. Clarke has been appointed Chairman of the New South Wales Rugby Union Limited.

SHARE TRANSFER:

Directors approved a transfer of shares from Permanent Trustee Company Limited to The Royal Alexandra Hospital for Children as more fully detailed in the Appendix Book.

DECLARATION OF FRANKED DIVIDEND:

The Board resolved that a fully franked dividend of $7,438,074.42 be declared and paid immediately on Redeemable Preference (Dividend Access) shares issued by the Bank.

Directors noted that this class of share was issued to Shalina Limited only, and that the Bank's Franking Account will be fully utilised by the payment of this dividend.

MANAGING DIRECTOR'S REPORT:

Mr. Berg presented his report to the Board and advised that the Bank had reported a record monthly profit in May of $4.9 million, largely due to the outstanding performance of the Financial Markets Group.

The Board discussed the current situation concerning Toycorp Limited as well as the Reserve Bank of Australia's annual review of the Bank.

Finally, the Board discussed in detail the proposed economic initiative being developed by the Bank, concluding that it was a positive move which should be further pursued.

DIVISION REPORTS AND RESULTS:

These reports were noted by Directors.

1989 COMPENSATION REVIEW:

This review was deferred until the July Board Meeting.

QUEENSLAND REPORT:

This report was noted by Directors.

FINANCIAL MANAGEMENT DIVISION - PRUDENTIAL MANAGEMENT REPORT:

Ms. Helen Brown joined the meeting to present this Division's report.

With Mr. Johnson declaring his interest Directors approved committed and uncommitted facilities as set out on pages one to four and page nine of the report and in the Addendum tabled at the meeting. Directors also ratified uncommitted and committed facilities as set out on pages five to eight of the report.

Ms. Brown then left the meeting.

ASSIGNMENT OF KRATACE FINANCE CORPORATION LOANS:

The Chairman tabled a schedule of Macquarie Bank staff housing loans provided by Kratace Finance Corporation Pty. Limited.

It was resolved that the Bank accept the assignment of such loans as more fully detailed in the Appendix Book.

LEAVE OF ABSENCE:

Leave of absence was granted to Messrs. Gerahty and Lamble for the next meeting.

NEXT MEETING:

The next meeting will be held on Monday, 24 July, 1989 at Brisbane office.

CLOSURE:

There being no further business the meeting closed.

CHAIRMAN

1/8/89.

DATE

Notice of Annual General Meeting 28 July 2005



MACQUARIE BANK LIMITED

ACN 008 583 542


MACQUARIE
BANK

10.30 AM, THE GRAND BALLROOM
LOWER LEVEL, THE WESTIN SYDNEY
NO.1 MARTIN PLACE, SYDNEY, NSW

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

10 June 2005


MACQUARIE
BANK

Dear Shareholder

The 2005 Annual General Meeting of Macquarie Bank Limited (the "Bank" or "MBL") will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 28 July 2005, at 10.30 am.

The Managing Director and I will comment briefly on the Bank's performance during the year to 31 March 2005 at the meeting and you are also referred to the comments in the Bank's 2005 Annual Review for further information.

The meeting will cover the ordinary business transacted annually and the following special business:

- an increase in the maximum aggregate remuneration for Non-Executive Voting Directors;
- the approval of certain benefits for officers, including in relation to the Executive Directors' Profit Share Plan and the Bank's superannuation arrangements for staff; and
- the issue of options to Executive Voting Directors.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

NOTICE OF MEETING

Notice is hereby given that the 2005 Annual General Meeting of Macquarie Bank Limited (ACN 008 583 542) (the "Bank" or "MBL"), will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 28 July 2005, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1. Financial Statements

To consider and receive the Financial Report, the Report of the Voting Directors and the Auditor's Report of the Bank for the year ended 31 March 2005.

2. Re-election of Mr PM Kirby as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr PM Kirby be re-elected as a Voting Director of the Bank.

3. Re-election of Dr JR Niland as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Dr JR Niland be re-elected as a Voting Director of the Bank.

4. Re-election of Dr HM Nugent as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Dr HM Nugent be re-elected as a Voting Director of the Bank.

Special Business

5. Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the annual remuneration of the Voting Directors for acting as Voting Directors, for the years from and including the year commencing on 1 July 2005, be increased by $400,000 from $1,600,000 to such annual sum, not exceeding $2,000,000 as the Voting Directors determine, to be divided in accordance with the Bank's Constitution.

6. Approval of Benefits for Officers

To consider and, if thought fit, to pass the following as an ordinary resolution:

That:

(a) the giving of benefits by:

(i) the Bank under the Bank's Directors' Profit Share Plan ("DPS Plan"), in accordance with the rules of the DPS Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting; and

(ii) a superannuation fund to a person in connection with a person's retirement from a board or managerial office in the Bank or a related body corporate, on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting,

be approved for the purpose of section 200B of the Corporations Act (2001) (Cth) (the "Act"); and

(b) the entitlement or potential entitlement of any officer of the Bank or its child entities (being any entity which is controlled by the Bank within the meaning of section 50AA of the Act or a subsidiary of the Bank) to termination benefits be approved for the purpose of rule 10.19 of the Listing Rules of Australian Stock Exchange Limited.

Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

7. Mr AE Moss

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 180,000 options, by Mr AE Moss, Managing Director or, if Mr Moss so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Moss or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

8. Mr MRG Johnson

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 16,000 options, by Mr MRG Johnson, Executive Director or, if Mr Johnson so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Johnson or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

9. Mr LG Cox

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 5,620 options, by Mr LG Cox, Executive Director or, if Mr Cox so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Cox or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

10. Mr DS Clarke

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 25,000 options, by Mr DS Clarke, Executive Chairman or, if Mr Clarke so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Clarke or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Voting Exclusion Statement

The Bank will disregard any votes cast on Items 5, 7, 8, 9 and 10 by any Voting Director and any associate of a Voting Director. However, the Bank need not disregard a vote if:

(a) it is cast by a Voting Director or any associate of a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Bank will disregard any votes cast on Item 6 by any officer of the Bank or any of its child entities who is entitled to participate in a benefit and any associate of those persons. However, the Bank need not disregard a vote if:

(a) it is cast by an officer of the Bank or any of its child entities or any associate of those persons as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by an officer of the Bank or any of its child entities who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Dennis Leong
Company Secretary
Sydney, 10 June 2005

Notes

1. If you cannot attend, you may appoint a proxy to attend and vote for you. You may nominate one or two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half your votes. A proxy form and a reply paid envelope have been included for members with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

2. You may also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/voting/mbl
To use this online facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your proxy form through the facility by no later than 10.30 am (Sydney time) on Tuesday, 26 July 2005. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some members who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy using this facility.

3. A proxy need not be a member. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box.

4. Proxies given by post, fax or delivery must be received by the Bank's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 8060 or at Level 2, 60 Carrington Street, Sydney NSW 2000 (facsimile number (02) 8235 8220) or at the Bank's registered office in the ACT, by no later than 10.30 am (Sydney time) on Tuesday, 26 July 2005. Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting, or at the registration desk at The Westin Sydney for the 2005 Annual General Meeting from 9.30 am on the day of the meeting.

5. Pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)*, the holders of the Bank's ordinary shares for the purposes of the meeting, will be those registered holders of the Bank's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 26 July 2005.

6. This Notice of Meeting is also being sent to holders of Macquarie Income Securities. Holders of these securities may attend the Annual General Meeting but are not entitled to vote on any of the proposed resolutions.

Item 1: Financial Statements

As required by section 317 of the *Corporations Act 2001 (Cth)* (the "Act"), the Financial Report, Voting Directors' Report and Auditor's Report of Macquarie Bank Limited (the "Bank" or "MBL") for the most recent financial year will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports or about the Bank generally but there will be no formal resolution put to the meeting.

Items 2, 3 and 4: Re-election of Voting Directors Retiring by Rotation

Voting Directors - Peter Kirby, John Niland and Helen Nugent - retire by rotation and offer themselves for re-election.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits)

Independent Voting Director since June 2003
Member of the Board Remuneration Committee
Member of the Board Risk Committee
He is 57 years of age

The Board has significantly benefited from the depth and breadth of Mr Kirby's considerable business and management expertise gained over 30 years in a variety of roles, most recently as Managing Director and Chief Executive Officer ("CEO") of CSR Limited ("CSR").

Mr Kirby presided over CSR's transformation into one of the world's top ten building material groups over the five years from 1998 to March 2003, culminating in its successful demerger into two independent listed companies, Rinker Group Limited and CSR.

He was also a member of the Board of the Business Council of Australia from 2001 to 2003 and received the Centenary Medal in 2003.

Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere.

He is also currently Chairman of Medibank Private Limited and a Director of Orica Limited and the Beacon Foundation.

If re-elected, Mr Kirby looks forward to continuing to make significant contributions to the Board based on his extensive operating experience.

The Board unanimously recommends that shareholders vote in favour of Mr Kirby's re-election.

John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD

Independent Voting Director since February 2003
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
He is 64 years of age

Dr Niland brings a long and distinguished background in the academic sphere to the Board. He is a Professor Emeritus of the University of New South Wales ("UNSW") and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics.

He is a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. He has previously served on the Australian Universities Council.

He has also spent periods in management roles in the Australian steel industry and as CEO of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority.

Dr Niland brings significant and wide experience as a non-executive director. He is currently Chairman of the Centennial Park and Moore Park Trust and, in the past, has served on the Prime Minister's Science, Engineering and Innovation Council, the boards of realestate.com.au Limited, St Vincent's Hospital and the Sydney Symphony Orchestra Foundation, and the Sydney Olympic bid's Building Commission.

Dr Niland has added a different perspective to the Board and, if re-elected, he expects to continue to use the breadth of his experience in roles covering science and technology, environmental regulation, human resources and philanthropy as well as his extensive academic experience, to benefit the Board.

The Board unanimously recommends that shareholders vote in favour of Dr Niland's re-election.

Helen M Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv)

Independent Voting Director since June 1999
Chairman of the Board Remuneration Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee
She is 56 years of age

Dr Nugent brings significant financial sector experience, both past and present, to the Board.

Currently, she is Chairman of Funds SA, a $7.5 billion investment fund of the South Australian Government and Chairman of Swiss Re Life & Health Australia Limited. Swiss Re is one of the world's largest reinsurers.

Until recently, and before Swiss Re Property & Casualty operations transferred to a branch, Dr Nugent was also Chairman of Swiss Re Australia Ltd. Previously, she was a Non-Executive Director of the State Bank of NSW and of Mercantile Mutual, now ING. From 1994 to 1999, she was Director of Strategy at Westpac Banking Corporation, reporting to the CEO and part of the executive team that was responsible for a significant turnaround in that bank's performance. Prior to joining Westpac, as a partner of McKinsey and Company, Dr Nugent worked extensively in the financial services sector, among other industries.

Currently, Dr Nugent is a full-time company director. In the non-financial services sector, she is a Non-Executive Director of Origin Energy, UNiTAB and Carter Holt Harvey, as well as being a member of the board of Freehills. She is also a National Director of the Australian Institute of Company Directors. She has previously been a Non-Executive Director of Australia Post, United Energy and Macquarie Airports.

Dr Nugent has been actively involved in the community, particularly in the arts and education. In the arts, she was previously Chairman of the Major Performing Arts Board of the Australia Council, Deputy Chairman of the Australia Council, Deputy Chairman of Opera Australia and a Director of the Playbox Theatre. She was also Chairman of the Ministerial Inquiry into the Major Performing Arts, often referred to as the Nugent Inquiry. In education, she has been Professor in Management and Director of the MBA programme at the Australian Graduate School of Management and a member of the Council of Monash University. She is currently on the Council of Cranbrook School.

The Board has greatly benefited from Dr Nugent's significant finance and strategy expertise and, as an independent director with a keen interest in corporate governance, if re-elected, she looks forward to continuing to support the Board's role in adding value for shareholders.

The Board unanimously recommends that shareholders vote in favour of Dr Nugent's re-election.

Item 5: Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors

It is proposed to increase the maximum aggregate remuneration of the Board for acting as Voting Directors ("Remuneration Cap") from $1.6 million per annum to $2.0 million per annum. No Executive Director receives fees for acting as a Voting Director.

Shareholder approval is sought both under Article 52 of the Bank's Constitution and Australian Stock Exchange Limited ("ASX") Listing Rule 10.17.

The Board's policy is to remunerate Non-Executive Directors ("NEDs") at market rates for comparable companies for the time commitment and responsibilities involved. Where considered appropriate, external advice on market rates is taken.

NED remuneration is reviewed annually for alignment with market rates. An external review of NED remuneration based on the remuneration of non-executive directors at comparable companies in Australia, was finalised in early 2004. Board fees were increased following this advice. NED remuneration was reviewed again internally in early 2005, using the same methodology, and increased accordingly. The aggregate remuneration remains within, but is now close to, the Remuneration Cap.

Base remuneration for a NED is currently $170,000 p.a. Remuneration is also payable to NEDs for Board Committee duties, as follows:

- Chairman of the Board Audit and Compliance Committee $52,000 p.a.
- Member of the Board Audit and Compliance Committee $26,000 p.a.
- Chairman of the Board Remuneration Committee $26,000 p.a.
- Member of the Board Remuneration Committee $13,000 p.a.
- Chairman of the Board Corporate Governance Committee $26,000 p.a.

- Member of the Board Corporate Governance Committee $13,000 p.a.
- Member of the Board Nominating Committee $4,500 p.a.

Voting Directors receive no separate fees for being members of the Board Risk Committee.

The base fee and committee fees are paid quarterly except for one-sixth of the base fee, which is deferred until after year-end. The annual base fee for NEDs is reduced by the deferred amount if the Bank's average annual return on ordinary equity for the previous three financial years is not above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. The Bank has been granted an ASX Listing Rule waiver to make the payments.

NEDs may elect to be paid their remuneration, in part, in the form of superannuation contributions and, following approval at the Bank's 1999 Annual General Meeting ("AGM"), in the form of shares in the Bank acquired under the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP"). Such shares are acquired on-market at prevailing market prices. The performance-based deferred component of the base fee for NEDs, if payable, must be contributed towards buying shares under the NEDSAP.

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for its NEDs. They are required to acquire and maintain a minimum shareholding in the Bank, currently set at 4,000 fully paid ordinary shares. This minimum holding may be accumulated over three years and may be contributed to via participation in the NEDSAP. All NEDs currently meet or exceed their minimum shareholding requirement.

There are no termination payments to NEDs on their retirement from office (and never have been) other than payments relating to their accrued superannuation entitlements comprising part of their remuneration.

Board members, John Allpass and Barrie Martin, also act as the Chairman and as a member, respectively, of the Compliance Committees of two Bank subsidiaries, Macquarie Investment Management Limited and Macquarie Investment Services Limited, for which the aggregate remuneration is currently $39,375 p.a. and $26,250 p.a., respectively. This remuneration is paid by these Bank subsidiaries. The payments do not come within the Remuneration Cap under the Bank's Constitution. However, ASX has advised that it considers these payments to be within the scope of the cap on "directors' fees" for the purposes of ASX Listing Rule 10.17.

The maximum aggregate remuneration for Voting Directors was last increased at the Bank's 2003 AGM. Since then, the Bank has grown significantly:

- annual profit after tax attributable to ordinary shareholders from $333 million to $823 million;
- basic annual earnings per share from $1.65 to $3.75;
- net assets from about $2.6 billion to over $4.4 billion;
- total assets from about $32 billion to over $49 billion;
- assets under management from about $52 billion to almost $89 billion; and
- permanent staff numbers from approximately 4,800 to over 6,500.

In addition, since 2003, demands on directors of listed companies under the law, by regulators and through community expectations, have continued to increase. In response to these demands and due to the significant continuing growth of the Bank, the responsibilities and time commitment of NEDs have grown.

Board meetings are now generally longer than they were in 2003 and Board Committee meetings are longer with more matters being discussed.

Current remuneration levels mean that the aggregate NED remuneration is now close to the existing Remuneration Cap of $1.6 million per annum, leaving the Board with little capacity to meet any future increases in market rates and little flexibility overall. NED fees are next scheduled for review against market rates, with effect from 1 July 2005.

The proposed Remuneration Cap increase will:

- allow for growth in Board remuneration over time to reflect market movements, increasing workloads and changing responsibilities including potential new Board committee duties which may arise from corporate governance and other developments; and
- provide the Board with the ability to appoint an additional NED.

The Bank considers it essential that it has the resources available to attract and retain the highest quality candidates for Board and Board Committee positions.

With NEDs noting their interests in the matter, the Board unanimously recommends that shareholders approve the increase in the maximum aggregate Board remuneration.

Item 6: Approval of Benefits for Officers

1. Introduction

This resolution has two separate but related parts, both involving payments to Bank Officers when they leave employment or retire from the Bank. There are two main types of payments with which the resolution is concerned, namely, the retained profit share that is part of the annual profit share arrangements with Executive Directors and the normal superannuation contributions that are made as part of each Executive Director's remuneration.

The first part of the resolution deals with issues related to section 200B of the Act. The second part deals with issues related to ASX Listing Rule 10.19.

Under both the Act and the ASX Listing Rules, the payment of retained profit share and the payment of superannuation benefits are subject to different types of restrictions, beyond which shareholder approval is required.

The need to seek shareholder approval has occurred because of proposed amendments to the Directors' Profit Share ("DPS") arrangements that have largely been in place since the time of the Bank's inception. These arrangements are considered by the Board to be fundamental to the alignment of the interests of Executive Directors and shareholders; are regarded as having been critical to driving the Bank's performance since 1985; and are considered to be integral to the superior total returns to shareholders that have occurred since 1996 when the Bank first listed.

Amendments to the existing DPS arrangements ("DPS Scheme") are being made because the existing arrangements are largely Australian focussed and do not reflect the increasingly global nature of the Bank's operations. Executive Directors are now located in seven different countries with further expansion proposed. The Bank needs to ensure that the DPS arrangements work in all legal jurisdictions.

The fundamentals and principles of the existing DPS arrangements have been retained. However, as elaborated on below, some of these changes give rise to the need for shareholder approval.

The Board has no intention of changing the Bank's policy in relation to benefits that are more typically regarded as termination benefits including:

- accrued leave, including annual leave and long service leave;
- salary in lieu of notice; and
- severance payments.

The Bank's approach to termination benefits is described in the Annual Report, namely that employment contracts with Executive Directors are ongoing and provide for termination of employment by the Bank or the executive giving four weeks notice or another period as prescribed by the laws of other jurisdictions (with some minor variations as approved by the Board). Under relevant Australian legislation, executives given notice by the Bank would also be entitled to an additional week's notice where they are over 45 years of age.

The remainder of the Explanatory Notes for this Item is organised into four sections. Section 2 deals with the proposed DPS arrangements ("DPS Plan"). Section 3 outlines the existing superannuation arrangements. Section 4 deals in more detail with the reasons why shareholder approval is required and Section 5 outlines the reasons why the Independent Directors unanimously recommend that shareholders pass the resolution.

2. Overview of the DPS Plan

This section of the Explanatory Notes outlines the importance of the Bank's remuneration policies to the Bank's success; the overall remuneration philosophy (including the significance of the DPS arrangements); the proposed DPS Plan and the nature of the administrative changes to the existing DPS Scheme.

2.1 Historical importance of the Bank's remuneration policies (including DPS arrangements)

The Bank's remuneration approach and policies have, with only relatively minor changes in detail, been in place since the Bank was founded in 1985, as have (with amendments) the DPS arrangements.

The Bank and the Board consider that the overall remuneration approach, including in particular, the DPS arrangements, has been a major factor in the Bank's sustained success since it was founded.

Between 1986 (the first full year of operation) and 1996 when the Bank listed its shares on the ASX, net profit attributable to ordinary shareholders grew from $13 million to $93 million. As illustrated in Chart 1 below, from listing to 31 March 2005, net profit attributable to ordinary shareholders has increased to $823 million.

These results have benefited shareholders. In the period since listing on 29 July 1996 to 31 March 2005, the Bank's total shareholder return ("TSR") has been better than that of any other company that was in the ASX Top 50 at the time that the Bank listed its shares on the ASX. A shareholder that invested $1,000 in the Bank in 1996 and re-invested all dividends would have had an investment worth $10,289 as at 31 March 2005. Chart 2 below shows the MBL TSR versus the All Ordinaries Accumulation Index since the Bank listed its shares on the ASX to 31 March 2005.

2.2 Overview of Bank's remuneration approach (including DPS arrangements)

The Bank's approach to remuneration is designed to align staff and shareholder interests as well as to optimise shareholder returns over the short and longer terms.

The Bank aims to grow total returns for shareholders by motivating staff through its remuneration policy to increase the Bank's net profit after tax while sustaining a high relative return on ordinary equity. Growing net profit after tax and sustaining a high return on ordinary equity are fundamental drivers of TSR. These twin objectives encourage staff to profitably expand attractive existing businesses and establish promising new activities.

Staff remuneration has three components:

- base or fixed remuneration;
- variable (at risk) performance pay; and
- a long-term incentive in the form of options.

Chart 1: Net Profit after Tax ($m)


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Chart 2: MBL TSR v All Ords Accumulation Index (Since MBL Listing)
(Indexed to 100 on 29 July 1996)


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Base or fixed remuneration takes into consideration the individual's role and market conditions. However, fundamental to the Bank's remuneration philosophy is the principle that a significant amount of remuneration is at risk and dependent upon performance. Consequently, particularly for Executive Directors, the fixed component of remuneration can be modest when compared to similar roles in other non-investment banking organisations.

The DPS arrangements are the at-risk performance pay for the Executive Directors of the Bank. Details of these arrangements are described in the remaining part of the Explanatory Notes on this Item.

Options, with performance hurdles for Executive Directors, are used in conjunction with the DPS arrangements to ensure a strong motivation to increase the market value of the Bank's shares, thereby reinforcing alignment with long term shareholder interests.

Each of the three components of remuneration supports the other in creating shareholder alignment. For Executive Directors, however, the most critical part of the remuneration is the DPS arrangements.

2.3 Introduction to the DPS Plan

As previously stated, the DPS arrangements have been a major component of the Bank's Executive Director remuneration since the Bank was established in 1985. It has been a key factor in aligning the interests of the Bank's most senior executives - the Executive Directors - with those of shareholders, as well as in helping ensure their motivation and retention. The Bank currently has 177 Executive Directors and has announced the appointment of an additional 37 staff as Executive Directors to be effective on 1 July 2005.

2.4 Creation of profit sharing pool

DPS is allocated from the Bank-wide profit share pool, which is shared among Executive Directors and other staff.

The size of the profit share pool is determined annually by reference to the Bank's after tax profits and its earnings over and above the estimated cost of capital. The proportion of after-tax profit and the proportion of earnings in excess of the Bank's cost of capital that is incorporated into the profit share formula are reviewed regularly by the Board Remuneration Committee and any subsequent changes to the formula are approved by the Independent Directors of the Board.

While the profit share pool is formula-driven, the Board has discretion to change the quantum of the pool to reflect external factors if that is deemed to be in the Bank's and shareholders' interests. Historically, the Board has made no material alteration to the quantum derived under the profit share formula.

Net profit after tax and return on capital are used in a formulaic way to determine the size of the total profit share pool because:

- they provide a strong correlation over time with total shareholder returns. This relationship has been re-affirmed recently by independent remuneration consultants in their review of the Bank's remuneration approach;
- significant rewards are delivered only when results are recognised and flow to the Bank's bottom-line;
- they can be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from both a shareholder's and the staff's perspective; and
- they are elements of performance, which the Executive Directors can directly influence.

2.5 Individual profit share allocation under existing DPS Scheme

Once the size of the profit share pool has been calculated, it is allocated to business areas based on their performance, particularly the business areas' relative contribution to profits, taking into account their capital usage.

Within business areas, individual allocations to Executive Directors (and other staff) are primarily linked to outcomes actually achieved in the current year that contribute directly to net profit after tax and return on ordinary equity, the drivers that determine the total profit sharing pool as well as returns to shareholders.

The allocation to business units and individual Executive Directors (and other staff) occurs after consultation between the Managing Director and the relevant business Group Head. For all Executive Directors, the Board Remuneration Committee approves profit share allocations on behalf of the Board, except recommendations relating to the Executive Chairman, the Managing Director, other Executive Committee members and any other Voting Executive Directors of the Bank. These are approved by the Independent Directors of the Board.

The effect of the DPS arrangements has been to provide substantial incentives in relation to superior Bank profitability and return on shareholders' funds, but low or no participation for less satisfactory

performance. For Executive Directors, this means that a large part of their remuneration each year is "at risk" and performance based, providing significant alignment of their interests with those of shareholders.

As noted above, the current version of the DPS arrangements is known as the DPS Scheme. Participation by an Executive Director in the DPS Scheme is subject to various conditions.

First, to encourage long-term commitment to the Bank, a proportion of each individual Executive Director's annually allocated DPS is retained. Executive Directors are required to invest 15% (being the deemed after tax equivalent of 30%) of their annual gross DPS allocation into a DPS Trust (see the Appendix to these Explanatory Notes) or into Macquarie Bank shares ("Shares").

Second, to encourage a long-term perspective, retained profit share is subject to time-based vesting conditions and forfeiture under certain "disqualifying events". The retention provisions include forfeiture of retained DPS on the occurrence of certain disqualifying events as outlined in section 2.7 below. The retained amounts held under the DPS Scheme ("Restricted DPS") vest over a 10 year period from the time the person was appointed an Executive Director. An Executive Director's vested Restricted DPS is normally released to them six months after termination of their employment as an Executive Director.

Third, to reinforce, the longer-term alignment with shareholder interests, the equivalent of one-third of the retained amount must be invested or held in Shares which are also subject to the vesting and forfeiture conditions.

Further details about the current DPS Scheme are set out in section 1 of the Appendix to these Explanatory Notes.

2.6 Restructure of the DPS Scheme

During the past year, a comprehensive review of the DPS Scheme was undertaken by the Board Remuneration Committee and this was, in turn, reviewed by the Board. The review was initiated because of the need to simplify the administration of the DPS Scheme to cater for continued offshore growth of Executive Director numbers.

The existing DPS Scheme is largely Australian focussed reflecting the historical origins of the Bank. It does not reflect the increasingly global nature of the Bank's operations.

The Bank currently has operations in 23 countries outside Australia. Executive Directors are currently located in Canada, Hong Kong, Korea, Singapore, the United Kingdom and the United States of America. South Africa will be added to this list effective 1 July 2005 following the appointment of two Executive Directors located in South Africa, resulting in the existing DPS Scheme having to operate in eight different tax and regulatory environments. It is likely that the number of jurisdictions will increase over time.

As a result of this expansion, it has become increasingly difficult to meet the growing number of offshore regulatory and legal requirements.

While maintaining the key features of the existing DPS Scheme, the proposed DPS Plan is designed to meet the employment law requirements in all jurisdictions and reduce the regulatory, tax and employment law complexities of the existing arrangements given the number of legal jurisdictions in which the Bank currently and potentially will operate. No changes are proposed to the way - outlined above - in which the profit share pool is created or allocated.

2.7 Proposed DPS Plan

The following are the main features of the proposed DPS Plan and the key aspects of the changes that apply to Executive Directors who are employed by the Bank as Executive Directors on or after 1 July 2005. There are also transitional arrangements for current Executive Directors who participate in the DPS Scheme (see section 2 of the Appendix to these Explanatory Notes).

Retained DPS

Under the DPS Plan, a percentage of each Executive Director's annual gross DPS allocation (proposed to be 20%) will be withheld by the Bank and will be allocated to the DPS Plan ("Retained DPS").

Executive Directors will also be required to have a relevant interest in Shares having a value equivalent to 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation. See section 2.8 below for more details of the Minimum Shareholding Guidelines.

This is consistent with the arrangements of the existing DPS Scheme, although held through different administrative mechanisms.

Amounts retained under the proposed DPS Plan will be held on the Bank's balance sheet rather than (as is the case with the current arrangements) paid out to Executive Directors and then held in special purpose DPS Trusts.

For continuing Executive Directors, who previously participated in the DPS Scheme and the "DPS Account Scheme" (the predecessor to the DPS Scheme), amounts will be allocated to the DPS Plan in accordance with the transitional arrangements. This will increase these Executive Directors' potential benefits under the DPS Plan to offset their current DPS Scheme balances being reduced to zero. This is proposed to occur over the next three years. See section 2 of the Appendix to these Explanatory Notes for more details.

Retention Cap

The aggregate amount of an Executive Director's DPS allocations that will be required to be retained under the DPS Plan will be capped at twice the average of the last five year's combined base or fixed remuneration and DPS for that Executive Director (which is equal to 40% of the aggregate of their combined base or fixed remuneration and DPS for the last five years). This is known as the "Retention Cap". For Executive Directors who are members of the Bank's Executive Committee, the Retention Cap will be three times the average of each of their last five year's combined base or fixed remuneration and DPS.

The Retention Caps for the DPS Plan are the same as the Retention Caps applying under the current DPS Scheme.

Vesting

Retained DPS amounts begin to vest after five years of service as an Executive Director and fully vest after 10 years of service as an Executive Director, in accordance with the following table:

Years as an Executive Director	% of Retained amount vested
1	0
2	0
3	0
4	0
5	16.67
6	33.33
7	50.00
8	66.67
9	83.33
10+	100.00

This vesting schedule is the same as the vesting schedule that applies under the current DPS Scheme.

Retention Period

Vested Retained DPS will be released to an Executive Director (subject to the non occurrence of a disqualifying event) on the earlier of the Executive Director ceasing employment with the Bank and the end of the ten year period commencing on the date on which the Retained DPS was allocated to the DPS Plan. That is, assuming continued employment with the Bank, DPS withheld in year 1 will be released in year 11, DPS withheld in year 2 will be released in year 12, etc, so that there is always a rolling ten year retention of DPS.

Early vesting and reduction of the Retention Period

If an Executive Director dies or becomes wholly unable to work while employed by the Bank, 100% of their Retained DPS will vest and (subject to the disqualifying event provisions) will be released to the Executive Director or, in the case of death or incapacity, to the Executive Director's legal personal representative.

The Executive Committee has the authority to accelerate the vesting of Retained DPS and reduce the retention period in defined circumstances. For example, the Executive Committee would consider exercising that discretion in the event of the bona fide retirement of an Executive Director who has completed at least five years' service with the Bank (including any service prior to being promoted to Executive Director).

Disqualifying Events

The disqualifying events under the DPS Plan are similar to those applying under the DPS Scheme. However, the consequences of a disqualifying event under the DPS Plan will be more onerous in some circumstances than is the case under the DPS Scheme.

An Executive Director will not be entitled to any of their Retained DPS or any future notional income from, and capital growth on, their Retained DPS (regardless of whether any amount of their Retained DPS is vested or whether the Retention Period for any amount of their Retained DPS is complete) if the Board or the MBL Executive Committee determines, in its absolute discretion, that the Executive Director has:

- committed an act of dishonesty (including but not limited to misappropriation of funds and deliberate concealment of a transaction);
- committed a significant and wilful breach of duty that causes significant damage to the Bank;
- left employment with the Bank to join a competitor of the Macquarie Bank Group (the "Group"); or
- taken a team of staff to a competitor or been instrumental in or causing a team to go to a competitor.

Under the current DPS Scheme, an Executive Director who leaves employment with the Bank to go to a competitor will generally forfeit the economic equivalent of one year's DPS allocation, rather than their entire Restricted DPS as will be the case under the proposed DPS Plan.

Notional investment of Retained DPS

All Retained DPS amounts will be treated by the Bank as being notionally invested in a portfolio determined by the Executive Committee in its absolute discretion ("DPS Portfolio").

The annual notional income from, and capital growth of, the DPS Portfolio that is referable to each Executive Director's Retained DPS will be determined by the Executive Committee in its absolute discretion and will be released to the Executive Directors in July each year.

2.8 Minimum Shareholding Guidelines

The DPS Plan will include proposed Minimum Shareholding Guidelines. The Minimum Shareholding Guidelines will provide a direct alignment of the interest of Executive Directors with that of shareholders.

Enforcement

It will be a condition of receiving a DPS allocation, that each Executive Director holds or has a relevant interest in Shares having a specified value.

No DPS will be allocated to an Executive Director for a DPS year (i.e. 1 April of the current year to 31 March of the following year) if they do not comply with the Minimum Shareholding Guidelines for the previous DPS year by 1 January in the current DPS year.

Required shareholding value

Initially, Executive Directors who were required to hold Shares under the existing DPS Scheme, will be required to have a relevant interest in Shares having a relevant value equivalent to the aggregate of 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation for 2004 and 2005. Over the following three years (or eight years in the case of Executive Directors who are members of the MBL Executive Committee or are Executive Voting Directors), this required value will increase to the equivalent of the aggregate of 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation for each of the past five years (or 10 years in the case of Executive Directors who are members of the MBL Executive Committee or are Executive Voting Directors).

For current Executive Directors who have yet to qualify for a DPS allocation and future Executive Directors, the required value will be 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation from their first DPS allocation, increasing to 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation for each of the past five years (or 10 years for Executive Directors who are appointed to the MBL Executive Committee or as Executive Voting Directors).

This means that once the above transitional provisions no longer apply, there will be a requirement to have a rolling five year investment in Shares (or 10 years for Executive Committee Members or Executive Voting Directors) at a required level which is referable to DPS allocations.

Shares included in the Minimum Shareholding Guidelines calculation

Only Shares in which the Executive Director has a relevant interest will be taken into account in determining whether the Executive Director complies with this condition. Shares held by an Executive Director under the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") will be included in this calculation.

Shares which are the subject of a hedging arrangement will not be taken into account in determining whether an Executive Director complies with the Minimum Shareholding Guidelines. This prevents Executive Directors from creating an economic interest over the Shares, to ensure alignment with shareholder interests.

For consistency and administrative ease, it is currently proposed that Shares will be deemed to be valued at the volume weighted average price of Shares traded on ASX during May in the relevant DPS year.

Shares counting toward the Minimum Shareholding Guidelines calculation, which are held under the MBSSAP, will continue to be subject to the forfeiture rules of the MBSSAP. Shares which an Executive Director holds or has a relevant interest in for the purpose of the Minimum Shareholding Guidelines are not subject to the forfeiture terms of the DPS Plan.

2.9 Amendment of the DPS Plan

The Board may at any time by written instrument amend all or any part of the terms of the DPS Plan.

3. Superannuation

3.1 Macquarie Bank staff superannuation arrangements

The Bank makes Superannuation Guarantee ("SG") contributions (currently 9% of salary up to the cap detailed in section 3.2 below) on behalf of Executive Directors to the Macquarie Bank Superannuation Fund, which is a master trust with AMP CustomSuper.

SG contributions are included in the base or fixed remuneration of Executive Directors. All permanent staff are given the opportunity to roll their superannuation funds out of the AMP CustomSuper account once per annum to another complying superannuation fund, which may include self-managed superannuation funds.

The Bank will be offering Choice of Fund for SG and voluntary superannuation contributions to all permanent staff, including Executive Directors, from 1 July 2005. Where staff do not make an election for their SG and voluntary superannuation contributions to be directed, they will default to the AMP CustomSuper fund.

3.2 Contributions to superannuation funds

The Bank contributes SG on salary up to the superannuation guarantee maximum individual contribution level, which from 1 July 2004, is a salary of $128,720. That is, SG contributions are capped at $11,584.80 per annum. This amount is indexed each year.

Executive Directors may elect to salary sacrifice additional voluntary amounts of their DPS and base remuneration to the AMP CustomSuper fund.

There are no additional payments made to superannuation funds on behalf of Executive Directors as retirement payments.

The total superannuation contributions, including SG and voluntary contributions, will not exceed the Age Based Limit of the Executive Director in any one of the Bank's superannuation years, which are from 1 October to 30 September.

From 1 October 2004, the Age Based Limits are:

Age on 30 September 2005	Maximum Tax Deductible Contributions inclusive of SG contributions
Under 35	$13,934 p.a.
35 - 49	$38,702 p.a.
50 and over	$95,980 p.a.

3.3 An individual Executive Director's superannuation

An Executive Director will only be entitled to a payment of additional superannuation upon retirement where there are SG liabilities arising on final salary and remuneration payments or where the Executive Director had requested to receive their final salary payment as a voluntary lump sum superannuation contribution, so long as it does not exceed their Age Based Limit for that year. Otherwise, retiring Executive Directors will be paid their superannuation in accordance with the pension arrangements for their complying superannuation fund.

For Executive Directors leaving the Bank to take on other employment, their superannuation referable to their employment with the Bank will be maintained in their existing complying superannuation fund or rolled over to their nominated complying superannuation fund.

4. Reasons for Approval

4.1 Corporations Act

Under section 200B of the Act, Group companies, their associates and any prescribed superannuation fund in connection with the Group, are (unless an exemption applies) prohibited from giving "retirement benefits" unless shareholders approve those benefits. A "retirement benefit" is a benefit given to a person in connection with their retirement from board or managerial office in the Bank or in a Group company.

In other words, it includes the Retained DPS amounts under the proposed DPS Plan and superannuation contributions as defined in sections 2 and 3 of the Explanatory Notes above.

Most of the Bank's Executive Directors hold "board or managerial office" for the purpose of the Act. Retained DPS, released to one of these Executive Directors on leaving the Bank, will constitute a retirement benefit for the purpose of the retirement benefits provisions of the Act. Accordingly, the adoption of the DPS Plan requires either that benefits under the DPS Plan are made under one of the exemptions in these provisions of the Act or with shareholder approval.

There is an exception from the prohibition on the provision of retirement benefits where the retirement benefit is a payment for past services and the amount, when added to the value of all other retirement benefit payments, does not exceed the payment limits set out in the Act. In most circumstances, the release of Retained DPS to an Executive Director on termination together with other normal termination payments that would be included in the calculation, such as superannuation, will be within these payment limits. However, it is possible that in some cases the limits may be exceeded.

Accordingly, the Bank seeks shareholder approval of the benefits under the DPS Plan and superannuation benefits to Executive Directors for the purpose of section 200B of the Act.

4.2 ASX Listing Rules

Unlike the current DPS Scheme where the Restricted DPS amounts are held in special purpose DPS Trusts and through related shareholding arrangements, the release of Retained DPS under the proposed DPS Plan will be "termination benefits" for the purposes of the ASX Listing Rules.

The Bank has been advised that this will be the case even though these amounts are effectively just portions of profit share allocations from earlier years, which the Bank has withheld as a retention mechanism and to provide alignment with shareholders' interests.

The following are also potential termination benefits for the purposes of the restriction on termination benefits under the ASX Listing Rules:

- accrued leave, including annual leave and long service leave;
- salary in lieu of notice; and
- severance payments in line with the Bank's policies as outlined in section 1 of the Explanatory Notes on this Item.

Under ASX Listing Rule 10.19, without shareholder approval the Bank must ensure that no officer of the Bank or its child entities will, or may be, entitled to termination benefits (other than superannuation and benefits required by law) if the value of all termination benefits that are or may become payable to officers exceeds 5% of the equity interests of the Bank. Rule 19.12 of the ASX Listing Rules defines a "child entity" as any entity which is controlled by the Bank within the meaning of section 50AA of the Act, or a subsidiary of the Bank.

Without the Retained DPS, the termination payment entitlements (which under the ASX Listing Rule definition do not include superannuation) would be well below 5% of the equity interests of the Bank, and shareholder approval for the termination payment entitlements would not be required.

The aggregate Retained DPS for the existing 177 Executive Directors (who continue to be employed by the Bank as Executive Directors) that will be transitioned to the DPS Plan, allowing for the release on 1 July 2005 of vested Retained DPS amounts that are referable to DPS allocations in 1995 and prior, is approximately $226.7 million broken down as follows:

- $11.6 million in the DPS Account Scheme; and
- $215.1 million in the DPS Scheme.

These amounts have accrued over the past ten years.

The profile of the years of service to the Bank as Executive Directors is shown in the following chart.


Number of Executive Directors
35
30
25
20
15
10
5
0
0
3
6
9
12
15
18
>20
Years as an Executive Director

The aggregate value of the Retained DPS, including amounts to be retained in 2005 under the proposed DPS Plan, for all Executive Directors according to their years of service as Executive Directors is shown in the following chart.


Aggregate value of Retained DPS ($m)
40
35
30
25
20
15
10
5
0
0
3
6
9
12
15
18
>20
Years as an Executive Director

If the DPS Plan is approved, the total value of Retained DPS, including 2005 DPS allocations and amounts transitioned from the current DPS Scheme, will be approximately $317.5 million. This would be in excess of 5% of the equity interests of the Bank, calculated in accordance with the ASX Listing Rules using relevant details from the Bank's 2005 financial statements.

As Retained DPS *may* be released to a Group officer on ceasing employment, ASX Listing Rule 10.19 would therefore prohibit the Bank from providing for *any* Group officer to have *any* entitlement to Retained DPS *or to any other termination benefit* (such as accrued leave, salary in lieu of notice and severance payments in line with the Bank's policies outlined in section 1 of the Explanatory Notes on this Item).

Accordingly, the Bank seeks shareholder approval to ensure that each current or future officer of the Bank or its child entities will be entitled to their termination benefits (being the retained DPS payments, superannuation, accrued annual and long service leave and salary in lieu of notice), notwithstanding that the aggregate of these potential termination payments of all officers exceeds 5% of the equity interests of the Bank.

4.3 Consequences if approvals are not obtained

If approval is not obtained under section 200B of the Act, the Bank will not be able to operate the DPS Plan.

The retention of a proportion of DPS allocations subject to vesting and forfeiture provisions is a key component of the Bank's remuneration arrangements for Executive Directors - the Bank's most senior executives. The loss of this arrangement would have an adverse impact on the Bank's overall remuneration strategy and its performance.

Even if this approval is obtained, the Bank will be prevented from operating the DPS Plan unless approval is also obtained for the purpose of ASX Listing Rule 10.19.

The current DPS Scheme is considered too complex to continue given the growing number of offshore jurisdictions in which the Bank operates and, hence, the growing number of laws and regulations with which the DPS Scheme must comply. Therefore, if the DPS Plan is not approved, the Bank will need to consider lowering or removing the period for which DPS is retained and/or the amount that is retained. The Bank believes this would lead to a marked increase in Executive Director turnover and hence, likely reduced performance of the Bank, over time, which is not in shareholders' interests.

Changing these retention provisions would also reduce the financial impact associated with a disqualifying event relating to acts of dishonesty, significant and wilful breaches of duty causing significant losses to the

Bank or the Group, leaving to join a competitor and taking a team of staff to a competitor. The Bank believes that retaining these forfeiture provisions is strongly in line with shareholders' interests.

The retention elements of the DPS Plan, are essentially the same as the retention elements of the current and previous schemes and have been a fundamental factor in the low turnover of Executive Directors at the Bank and, hence, a key factor in the Bank's long term profitability and success. For this reason it would not be in shareholders' interests for approval not to be obtained.

5. Recommendation

Noting the interests of the Executive Voting Directors, the Independent Directors of the Board unanimously recommend that shareholders approve the resolution because:

- the DPS Plan (like its predecessor DPS arrangements) is critical to the Bank's success;
- the DPS Plan (like earlier DPS arrangements) strongly aligns the interests of Executive Directors with those of shareholders;
- the DPS Plan will allow the Bank to address the regulatory and legal requirements associated with the growing number of offshore jurisdictions in which it operates, thereby supporting the Bank's international expansion;
- the DPS Plan will simplify the administration of the Bank's DPS Retention, thereby reducing administration costs; and
- the DPS Plan will assist with the long-term retention of Executive Directors.

Items 7, 8, 9 and 10: Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

Requirement for Approval

ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of the Bank.

The approval of shareholders is sought to permit Allan Moss, Mark Johnson, Laurie Cox and David Clarke to participate this year, with other executives, in the Macquarie Bank Employee Share Option Plan ("Plan") up to the maximum acquisition amounts specified in the resolutions.

Following shareholder approval at the Bank's 2004 AGM, the following options were issued to Voting Directors or their controlled companies:

- Mr Moss - 165,600 options on 23 August 2004 with an exercise price of $32.26;
- Mr Johnson - 20,900 options on 8 October 2004 with an exercise price of $36.99;
- Mr Cox - 8,400 options on 9 August 2004 with an exercise price of $32.75; and
- Mr Clarke - 82,800 options on 9 August 2004 with an exercise price of $32.75.

Approval Limits

The maximum number of Shares and options to acquire Shares for which approval is sought assumes that all of the options offered to the Executive Voting Directors are granted and subsequently exercised.

Terms of Issue

The proposed options will be granted pursuant to the rules governing the Plan ("Rules") and, other than as described in these Explanatory Notes, will have essentially the same terms as options issued to Executive Voting Directors under the Plan in recent years.

The five year options will be granted for no cash consideration and be exercisable at the weighted average price of Shares traded on ASX during the one week up to and including 1 August 2005 (adjusted for special trades and any cum-dividend trading). The options will vest as to one third of the allocation on each of 1 July 2007, 1 July 2008 and 1 July 2009. Each option cannot be exercised before vesting and will generally lapse unexercised if the relevant Executive Voting Director leaves the Bank before the option has vested.

Once vested, options may only be exercised if the Bank's average annual return on ordinary equity for the three previous financial years has been, after vesting, above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the condition to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when, and if, the exercise condition pertaining to any of those dates has been met.

Background

The Bank's remuneration policy for Executive Voting Directors was discussed above in relation to Item 6. Further information is also set out in the *Remuneration Approach* section of the Directors' Report in the 2005 Annual Review (pages 58 to 67).

The Board Remuneration Committee commissioned an independent review of remuneration in 2005 by remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where peers were available.

Findings from the review in respect of senior Bank executives and relevant to the issue of options to Executive Voting Directors, included the following:

- the remuneration approach had been largely unchanged since the Bank's inception and is considered by the Bank to be a significant factor in driving its success;
- the overall approach to remuneration is broadly consistent with that adopted by the Bank's overseas investment banking peers in that:
  - it delivers the overwhelming majority of total pay through annual and long-term incentives (DPS and options in the case of the Bank);
  - executives are awarded highly differentiated profit share amounts based on their individual contribution;
  - options are used as a long term incentive for executives;
  - the remuneration expense ratio is in line with peer investment banks; and
  - the Bank's return on equity and total returns to shareholder performance has been superior to most overseas investment banking peers;
- the Bank's approach differed from most overseas investment banking peers in that:
  - a longer vesting period is imposed for the deferred profit share amounts; and
  - performance hurdles exist on options; and
- the approach is strongly aligned over time with the creation of total shareholder returns through, amongst other things, the use of return on ordinary equity as a hurdle for options.

As a result of the review, the Board was satisfied that for top management, compensation was appropriate and it was structured in a way that aligned with shareholder interests.

The Bank believes that its remuneration policies and practices have been successful in meeting the Bank's remuneration objectives and delivering long-term value to shareholders. This is borne out by the Bank's very strong and sustained profit history and superior total shareholder returns, as discussed in the previous section of these Explanatory Notes.

The majority of option allocations are made in broadly the same manner as the annual allocation of profit share. This allows the Bank to better match reward with performance and, due to the vesting over time of employee options, provide further incentives for executives to stay with the Bank and improve the Bank's performance and share price.

The following Voting Directors are entitled to participate in the Plan: Allan Moss, Mark Johnson, Laurie Cox and David Clarke. It is proposed to grant Allan Moss 180,000 options, Mark Johnson 16,000 options, Laurie Cox 5,620 options and David Clarke 25,000 options under the Plan this year, broadly consistent with the approach described above.

The fair value of each option on grant will not be known precisely until they have been granted. However, as an indication for shareholders, the fair value has been estimated at $8.46 per option using a trinomial option pricing framework adjusted to take account of option trading period restrictions and the vesting timeframes. The following key assumptions were adopted in estimating the value of the proposed options: 5.7% p.a. risk free interest rate, four year expected average life of options, 18% volatility of share price and dividend yield of 3.2% p.a. The market price of the Shares and the exercise price of the proposed options for the purpose of this calculation were assumed to be $50.35, the closing market price on 31 May 2005.

Each option is exercisable into one Share of the Bank. As at 31 May 2005, the number of Shares on issue was 224,157,095. Assuming that each of the options that is proposed to be granted to Mr Moss, Mr Johnson, Mr Cox and Mr Clarke is exercised, the extent to which existing shareholders' interests will be diluted by the exercise of these options is approximately 0.1%.

A summary of ASX trading in Shares over the last year is shown in the following table.

Summary of Trading in Macquarie Bank Limited Shares on ASX from June 2004 to May 2005

Month	Monthly Share Price ($)			Monthly Volume (Millions)
	High	Low	Close	
2004				
June	34.88	33.22	33.88	21.6
July	34.17	31.61	33.02	31.1
August	33.95	31.64	33.90	22.0
September	36.35	33.88	36.32	17.1
October	40.71	36.62	39.59	20.3
November	44.17	39.53	43.97	23.6
December	46.74	43.60	46.50	16.0
2005				
January	49.44	46.25	48.85	14.6
February	51.95	46.55	49.20	19.4
March	50.65	46.24	48.03	20.8
April	48.52	43.51	45.75	19.8
May	51.65	44.65	50.35	25.3

Details of the remuneration and existing Bank share and option holdings of Allan Moss, Mark Johnson, Laurie Cox and David Clarke, are shown on pages 64 to 68 in the Directors' Report in the 2005 Annual Review and in *Note 32 - Director and executive disclosures* in the 2005 Financial Report.

As at 31 May 2005, the following options were held under the Plan by the Executive Voting Directors (or their controlled companies): Allan Moss 448,400 options, Mark Johnson 109,100 options, Laurie Cox 8,400 options and David Clarke 156,067 options. Mr Cox also held 4,200 options which were issued in 2000 and 2001 under the Non-Executive Director Share Option Plan. Mr Cox became an Executive Director during the 2004 financial year.

Noting the interests of the Executive Voting Directors, the proposed option grants (being consistent with the grant of options to other senior executives of the Bank) are unanimously recommended to shareholders by the Independent Directors of the Board and, if approved, will be made as soon as practicable and no later than 31 December 2005.

APPENDIX

Additional Information on Item 6

1. The current DPS Scheme

Required investment level

Under the current DPS Scheme, each Executive Director is required (subject to the Retention Cap) to invest the after tax equivalent of 30% on a pre tax basis of their annual DPS allocation in the DPS Scheme ("Restricted DPS").

See section 2.7 of the Explanatory Notes on Item 6 for details on the Retention Cap.

Authorised Investments

Under the rules of the DPS Scheme, Restricted DPS was required to be invested in certain proportions in:

- financial products determined by the Bank from time to time, which are generally investment products issued by the Macquarie Bank Group (the "Group"); and
- MBL Shares,

("Authorised Investments").

Authorised Investments are acquired or otherwise held under:

- in the case of Authorised Investments other than MBL Shares, a trust established for that Executive Director ("DPS Trust");
- in the case of MBL Shares:
  - the Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") for Executive Directors in Australia only; or
  - the "Blocked HIN" arrangements, under which Executive Directors grant a call option over some or all of their existing holding of MBL Shares and those MBL Shares are placed on a blocked Holder Identification Number account on the Bank's share register ("Blocked HIN Arrangements").

DPS Account Scheme

Prior to 1998, retained DPS was held under the "DPS Account Scheme". The DPS Account Scheme involved a proportion of an Executive Director's DPS allocation being retained by the Bank until the Executive Director ceased employment. This retained amount contributed to the total amount payable to the Executive Director on ceasing employment. The DPS Account Scheme was closed to new contributions after 1997.

10 year vesting

The vesting schedule for the current DPS Scheme is the same as the vesting schedule that applies for the proposed DPS Plan.

Release 6 months after termination

Vested Restricted DPS is released to Executive Directors six months after they cease employment as an Executive Director, subject to the non occurrence of a "disqualifying event".

Disqualifying events

Unless otherwise agreed, for an Executive Director (regardless of length of service) who leaves their employment to go to a competitor the full vesting provision does not apply. Generally, an Executive Director leaving to join a competitor will forfeit the economic equivalent of one year's DPS allocation.

In the unlikely case that an Executive Director (regardless of length of service) leaves the Group under circumstances of dishonesty or a significant and wilful breach of duty that causes significant damage to the Bank or the Group, the Executive Committee has the authority to decide the level of DPS vesting. This may in certain cases result in total forfeiture of all restricted DPS amounts (including DPS Account Scheme amounts, investments in a DPS Trust, holdings under the MBEDSAP and holdings under Blocked HIN arrangements). Examples of actions that cause significant damage to the Bank or the Group might include the misappropriation of funds, the deliberate concealment of a transaction, or the taking of a team of the Bank's staff to go to a competitor (including being instrumental in or causing a team to go to a competitor).

2. Transition to the DPS Plan

Executive Directors will be required to transition their current DPS Scheme balances to the DPS Plan by 1 July 2007.

Current DPS Scheme balances may be released to Executive Directors by applying vested DPS Account Scheme amounts to the DPS Plan, rather than receiving these amounts as part of their remuneration after the proposed 10 year retention period. In addition, an Executive Director must transition their current DPS Scheme balances to the DPS Plan by applying more than 20% of their DPS allocation in a DPS year (i.e. 1 April of the current year to 31 March of the following year) to the DPS Plan. These excess DPS allocations will be applied to release the Executive Director's current DPS Scheme balances.

The amounts released will correspond to the amounts transitioned into the DPS Plan, as adjusted to reflect the after tax nature of the current DPS Scheme balances.

The transition arrangements involve releasing the MBL Shares held under the MBEDSAP and the Blocked HIN Arrangements (these MBL Shares will become available for inclusion in the Minimum Shareholding Guidelines), followed by the release of amounts from the relevant Executive Directors' DPS Trust.